Securities and Exchange Commission
Washington, DC 20549

Amendment to Form N-8A

Amendment to Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company (formerly RiverNorth Opportunistic Municipal Income Fund II, Inc.) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration, for the purpose of reflecting a change in its name, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such amendment to its notification of registration submits the following information:

Name:	RiverNorth Managed Duration Municipal Income Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

325 North LaSalle Street, Suite 645, Chicago, Illinois 60654

Telephone Number (including area code):

(312) 832-1440

Name and Address of Agent for Service of Process:

Marcus L. Collins

RiverNorth Capital Management, LLC

325 North LaSalle Street, Suite 645

Chicago, Illinois 60654

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the

Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X] No [ ]

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and State of Illinois on the 7th day of June, 2019.

RiverNorth Managed Duration Municipal Income Fund, Inc.
(Name of Registrant)

By:	/s/ Patrick W. Galley
Patrick W. Galley
President

Attest:	/s/ Marcus L. Collins
Marcus L. Collins
Chief Compliance Officer and Secretary